COPERNIC EXPANDS SALES CHANNEL FOR COPERNIC DESKTOP SEARCH
WITH NEW U.S., CANADIAN & INTERNATIONAL DISTRIBUTOR AND RESELLER PROGRAM

Montreal, Canada, June 5, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, today announced that due to the growing demand for the new Copernic Desktop Search - Corporate Edition and requests for local sales and service, it has launched a new online strategy dedicated to growing and supporting U.S, Canadian, and international resellers and distributors.

In support of this strategic initiative, Copernic has created a new Reseller section on its website where companies and individuals can find local sales partners in their country of origin and can purchase the product quickly and efficiently through this new channel in their desired currency. The new section also allows resellers and distributors to join the reseller program and download a free 30-day trial in English, French, German, and Spanish that can be shared and given to their customer base.

In the last 90 days, Copernic established relationships with over 25 well recognized channel partners including CCP, PC-WARE, Software Paradise, Datalog, Dell/ASAP, SHI, and Microserv. These strategic partners serve as the procurement source for thousands of small and mid-size businesses as well as the Fortune 500.

CCP Software GmbH commented on the relationship by saying CCP serves more than 200 clients out of the Fortune 500 and that it is pleased to announce to its customers a reseller partnership with Copernic. Since joining the program in May, CCP has booked orders and launched pilot programs for over 1000 licenses.

Eric Bouchard, Vice President of Marketing stated, “The reseller program is an important business to business channel for Copernic and will be an emphasis going forward. We are pleased to offer resellers & distributors the opportunity to sell the Corporate Edition of Copernic Desktop Search as well as Copernic Tracker, Copernic Summarizer, and Copernic Agent.”

To visit the new Reseller section, please click on the following link: http://www.copernic.com/resellers

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but also in Europe and Australia.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Website: www.copernic-inc.com